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-------------------------               UNITED STATES SECURITIES AND EXCHANGE COMMISSION              ------------------------------
         FORM 4                                      WASHINGTON, D.C. 20549                                     OMB Approval
-------------------------                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                ------------------------------
[ ] Check this box if no                                                                               OMB Number: 3235-0287
    longer subject to        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Expires:   PENDING
    Section 16. Form 4         Section 17(a) of the Public Utility Holding Company Act of 1935 or      Estimated average burden
    or Form 5 obligations              Section 30(f) of the Investment Company Act of 1940             hours per response.......0.5
    may continue. See                                                                                 ------------------------------
    Instruction 1(b).

    (Print or Type Responses)
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1.  Name and Address of Reporting Person*   2. Issuer Name AND Ticker or Trading Symbol      6. Relationship of Reporting Person(s)
                                                                                                to Issuer
                                               Goodrich Petroleum Corp. (GDP)                          (Check all applicable)
    Malloy        Patrick         E.                                                         [X] Director        [X] 10% Owner
    ------------------------------------    -----------------------------------------------  [ ] Officer (give   [ ] Other (specify
    (Last)        (First)      (Middle)     3. I.R.S. Identification       4. Statement for               title             below)
                                               Number of Reporting            Month/Year                  below)
                                               Person, if an entity
        Bay Street at the Waterfront           (voluntary)                    July, 2002
                P.O. Box 1979                                                                --------------------------------------
    ------------------------------------                                   ---------------------------------------------------------
                  (Street)                                                 5. If Amendment,  7. Individual or Joint/Group Filing
                                                                              Date of               (Check Applicable Line)
                                                                              Original       [X] Form filed by One Reporting Person
    Sag Harbor,     NY           11963                                        (Month/Year)   [ ] Form filed by More than One
    ------------------------------------                                                         Reporting Person
    (City)        (State)        (Zip)

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
                       TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security      2. Trans-   3. Transaction    4. Securities Acquired (A)  5. Amount of      6. Ownership    7. Nature of
   (Instr. 3)                action      Code (Instr.      or Disposed of (D)          Securities        Form:           Indirect
                             Date        8)                (Instr. 3, 4 and 5)         Beneficially      Direct (D)      Beneficial
                             (Month/                                                   Owned at End      or Indirect     Ownership
                             Day/                                                      of Month          (I)             (Instr. 4)
                             Year)                                                     (Instr. 3         (Instr. 4)
                                                                                       and 4)
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                                         Code     V     Amount  (A) or (D)  Price
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Common Stock               7/02/02        A              2,200       A      $3.60                            D
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Common Stock               7/03/02        A              2,500       A      $3.55                            D
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Common Stock               7/08/02        A                100       A      $3.55                            D
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Common Stock               7/08/02        A              1,800       A      $3.52                            D
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Common Stock               7/18/02        A                800       A      $3.45                            D
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Common Stock               7/23/02        A             16,900       A      $3.25                            D
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Common Stock               7/25/02        A                100       A      $3.10                            D
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Common Stock               7/29/02        A              1,700       A      $3.00                            D
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Common Stock               7/30/02        A              1,700       A      $3.01      2,480,144             D
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).
                                                                                                                         Page 1 of 2
                                                                                                                    SEC 1472 (01-02)
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FORM 4 (continued)
                          TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title  2. Conver-  3. Trans-  4. Trans- 5. Number of   6. Date       7. Title      8. Price 9. Number  10. Owner-  11. Nature of
   of        sion or     action     action    Derivative     Exer-         and           of       of          ship        Indirect
   Deriv-    Exercise    Date       Code      Securities     cisable       Amount        Deriv-   Deriv-      Form of     Beneficial
   ative     Price of               (Instr.   Acquired (A)   and Expi-     of            ative    ative       Deriv-      Ownership
   Secu-     Deriv-      (Month/    8)        or Disposed    ration        Under-        Secu-    Secu-       ative       (Instr. 4)
   rity      ative       Day/                 of (D)         Date          lying         rity     rities      Secu-
   (Instr.   Security    Year)                (Instr. 3,     (Month/       Securi-       (Instr.  Benefi-     rities
   3)                                         4, and 5)      Day/          ties          5)       cially      Benefi-
                                                             Year)         (Instr.                Owned       cially
                                                                           3 and 4)               at End      Owned
                                                                                                  of          at End
                                                                                                  Month       of
                                                                                                  (Instr.     Month
                                                                                                  4)          (Instr.
                                                                                                              4)
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                                  Code   V    (A)   (D)    Date    Expir- Title Amount
                                                           Exerci- ation        or
                                                           sable   Date         Number
                                                                                of
                                                                                Shares
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Series A      $0.4125   1/11//02    P          100         immed.  none  Common   41.25   $9.00                D
Convertible                                                              Stock
Preferred
Stock
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Series A      $0.4125   1/24/02     P          800         immed.  none  Common  330      $8.75                D
Convertible                                                              Stock
Preferred
Stock
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Series A      $0.4125   1/24/02     P        1,300         immed.  none  Common  536.25   $9.00                D
Convertible                                                              Stock
Preferred
Stock
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Series A      $0.4125   2/07/02     P          100         immed.  none  Common   41.25   $9.00                D
Convertible                                                              Stock
Preferred
Stock
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Series A      $0.4125   2/22/02     P        1,000         immed.  none  Common  412.50   $9.00                D
Convertible                                                              Stock
Preferred
Stock
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Series A      $0.4125   2/27/02     P        1,300         immed.  none  Common  536.25   $9.00                D
Convertible                                                              Stock
Preferred
Stock
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Series A      $0.4125   7/23/02     P          800         immed.  none  Common  330      $8.80                D
Convertible                                                              Stock
Preferred
Stock
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Series A      $0.4125   7/31/02     P        1,900         immed.  none  Common  783.75   $9.00   130,150      D
Convertible                                                              Stock
Preferred
Stock
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Explanation of Responses:

                                                              /s/ Patrick E. Malloy                            August  8, 2002
                                                     ------------------------------------------          ---------------------------
                                                         ** Signature of Reporting Person                            Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

                    POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM
                     ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
                                                                                                                         Page 2 of 2
                                                                                                                    SEC 1472 (01-02)
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